MORSE, ZELNICK, ROSE & LANDER
A    L I M I T E D    L I A B I L I T Y    P A R T N E R S H I P
405 PARK AVENUE
NEW YORK, NEW YORK 10022-4405
212 838 1177

March 6, 2006
WRITER’S DIRECT LINE (212) 838-8269

Mark P. Shuman
Branch Chief Legal
United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sona Mobile Holdings Corp. Amendment No. 1 to the Registration Statement on Form SB-2 Filed February 1, 2006 File No. 333-130461

Form 10-KSB for the fiscal year ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
Form 10-QSB for the quarter ended December 31, 2005
File No. 0-12817

Dear Mr. Shuman:

This letter responds to your comments set forth in a letter dated February 24, 2006 regarding the above-referenced registration statement (the ‘‘Registration Statement’’) filed by Sona Mobile Holdings Corp. (the ‘‘Company’’). This letter will address the second and third comments of your letter only. The balance of the comments will be addressed in a separate letter that we will send to you along with Amendment No. 2 to the Registration Statement, which should be ready for filing in about two weeks. Given the nature of your second and third comments and the fact that we would like to resolve those issues before Amendment No. 2 is filed, we respectfully request that you consider the responses set forth below before the Company files Amendment No. 2.

Comment No. 2

We note that your January 2006 transactions with Shuffle Master, Inc. were undertaken during the pendency of this registration statement. We further note that you subsequently amended your registration statement to include the resale of the shares issued and the shares underlying the warrants sold in the January 2006 transactions. Please describe the material steps taken in negotiating and agreeing to the registering these shares on this registration statement. Clarify whether negotiations for the January 2006 offer and sales contained discussions of including shares in this registration statement in particular. Please advise us if there are any agreements concerning the registration rights of this investor.

Response

The Company and Shuffle Master commenced discussions in August 2005 regarding a strategic alliance between the two companies. As a condition to this alliance Shuffle Master required that it obtain an equity stake in the Company by investing $3 million into the Company to provide it with the working capital necessary to complete the development of the technology required by Shuffle Master. The parties understood that the shares to be sold to Shuffle Master would be sold pursuant to an exemption from the registration requirement of the Act, although the Company agreed that it would register the resale of those shares after they were issued. On December 29, 2005, the Company and Shuffle Master executed and delivered an agreement pursuant to which the Company granted Shuffle Master the right to purchase not less than 1,846,154 and not more than 2,307,693 shares of the Company’s common stock at a price of $1.30 per share once the parties signed the Licensing and Distribution Agreement, which right terminated in 30 days. The purpose of the December agreement was to fix the purchase price for the shares to be acquired by Shuffle Master and for the Company to agree to register those shares under the Act.

Even though the December agreement was signed after the Company first filed this Registration Statement, it did not refer to this Registration Statement and the Company never discussed this Registration Statement with Shuffle Master.

On January 13, 2006, the Company and Shuffle Master signed a Licensing and Distribution Agreement. Paragraph 19 thereof provided for the issuance of warrants covering 1,200,000 shares of the Company’s common stock. Again, the Licensing and Distribution Agreement did not refer to this Registration Statement. The only reference to registration rights was the following statement: ‘‘The Warrants shall . . . include terms for registration . . .’’

Section 19 of the warrant contains the following provision:

‘‘Registration Rights of Registered Holder. The Company and Registered Holder have entered into an agreement, dated the date hereof, with respect to the Warrant Shares, pursuant to which the Company has agreed to grant certain registration rights to the registered Holders with respect to the Warrant Shares.’’

Notwithstanding the language of the warrant and the December agreement, the parties have not entered into a Registration Rights Agreement.

On January 24, 2006, Shuffle Master notified the Company that it was exercising its right to purchase 2,307,693 shares at $1.30 per share. At that time, the Company informed Shuffle Master that it would include those shares and the underlying warrant shares in this Registration Statement.

Comment No. 3

We note your disclosure on page 51 that the issuance of shares of common stock and the warrant to Shuffle Master was exempt from registration pursuant to Section 4(2) of the Securities Act. Explain why the offering and sale of those securities did not involve a public offering. We note that rule 152 under the Securities Act does not appear to be available as it contemplates the filing of a registration statement subsequent to a private placement. The issuance and proposed resale appear to be a single transaction that involves a public offering because the shares underlying your January 2006 transactions have been included in a pending registration statement.

Response

Section 5 of the Securities Act prohibits (1) any offers to sell a security until a registration statement relating to the sale of such security has been filed with the SEC and (2) any sales of a security until a registration statement relating to the sale of such security has become effective. Section 4 of the Securities Act exempts certain transactions from the application of Section 5. In particular, Section 4(2) provides that Section 5 does not apply to ‘‘transactions by an issuer not involving any public offering.’’ This is commonly known as the ‘‘private placement exemption.’’ The term ‘‘public offering’’ is not defined in the Securities Act.

The Company believes that the sale of its stock to Shuffle Master was exempt from the registration requirements of the Act and that the subsequent exclusion of those shares in the Registration Statement did not taint the exempt nature of the transaction.

Overview

The SEC and the courts have enumerated a number of factors to be considered in order to determine whether an offering is a non-public offering. The factors are: (1) the number and sophistication of the investors; (2) the relationship between the investor and the issuer; (3) the number of securities offered; (4) the size of the offering; and (5) and the manner of the offering.1 In addition, transactions effected by direct negotiation are more likely to be considered non-public. Critical to ensuring that a transaction be a good private placement is that there be no general solicitation or general advertising. Regulation D defines ‘‘general solicitation’’ to include, but is not limited to, (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; and (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.2 A significant body of various legal authorities has developed relating to the integration doctrine including statutory safe harbors to ensure avoidance of the issue and SEC policy statements to guide practice in this area.

The fact that (1) Shuffle Master is a sophisticated inventor, (2) it is related to the issuer through a strategic business alliance, (3) the number of shares to be issued is relatively small, (4) the size of the offering to Shuffle Master is also relatively small and (5) the transaction was a product of direct negotiation between the parties, all show that no public offering was involved in the transaction between the Company and Shuffle Master.

Five Factor Test

In Securities Act Release No. 33-4552, the SEC developed a five-factor test to determine whether two offerings should be integrated.3 The factors are:

1.	Whether the transactions are part of a single plan of financing.

2.	Whether the transactions involve issuance of the same class of securities.

3.	Whether the transactions have been made at or about the same time.

4.	Whether the same type of consideration is received.

5.	Whether the transactions are made for the same general purposes.

Whether offerings should be integrated is determined on a case-by-case basis. The SEC has not specified how many of the five factors must be satisfied, the order in which they are to be satisfied or how they are satisfied. However, the SEC has indicated that the two most important factors are (1) whether the transactions constituted a single plan of financing and (2) whether the offerings were for the same general purpose. In any event, we believe that the Company will prevail on all of these factors.

Single Plan of Financing

There is no single plan of financing. Most of the shares covered by the Registration Statement relate to a single private placement financing completed by the Company in June 2006. That financing transaction involved the issuance of the Company’s Series B Preferred Stock to a group of 10 accredited investors. The discussions with Shuffle Master did not begin until August 2005, involved the sale of common stock and was tied to a joint venture arrangement.

Alternatively, if integration of the original issuance to Shuffle Master and the subsequent resale of stock by others in this Registration Statement is being suggested, they still are not a single plan of financing. As a general rule, primary offerings are not integrated with secondary offerings (such as the one covered by the Registration Statement) because in the former instance the proceeds go to the issuer and in the latter case the proceeds go to the selling securityholder.

[1]	See, Non-Public Offering Exemption, Securities Act of 1933, Release No. 4552. See also, Securities and Exchange Commission v. Ralston Purina, 346 U.S. 119 (1953).

[2]	Regulation D contains several safe harbors from the registration requirements of the Securities Act. Rule 506, in particular, is a safe-harbor under Section 4(2) of the Securities Act that sets forth particular criteria for ensuring a good private placement, many of which are drawn from the SEC and court developed factors for a good private placement.

[3]	See, Regulation D, Rule 502(a); Non-public Offering Exemption, Securities Act Release No. 4552, 1962 WL 3573 (Nov. 6, 1962).

Purpose of the Financing

The purpose of the sale to Shuffle Master was to provide the Company with the capital it required to carry out its obligations under the Licensing and Distribution Agreement — i.e., software development and purchases of capital equipment. The other selling securityholders listed in the Registration Statement, for the most part, acquired their securities in purely financing transactions at a time when the Company needed working capital for general corporate purposes as opposed to a specific project.

At or About the Same Time

As discussed above, the Shuffle Master transaction was at least seven months after the last financing transaction in which most of the selling securityholders participated. We note that Regulation D suggests six months is enough time and Rule 155 suggests that 30 days may be enough time. Rule 152 is silent as to the time required to have elapsed between the private and public offerings before the Rule is available. The SEC, in a series of no-action letters, has taken the position that Rule 152 does not necessarily require any particular time period to have elapsed between the completed private offering and the subsequent public offering.4 In Verticom Inc., the company sought to undertake a public offering with an effective date within three to four months following the completion of a Section 4(2) private placement.5 In granting no-action relief, the SEC did not address the arguments made by the company based on the five-factor test, and instead relied on its interpretation that ‘‘under Rule 152 the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2).’’ The SEC has consistently maintained this position.6

Same Type of Consideration

Different consideration to the Company was present in the two offerings. In the Shuffle Master transaction, the principal benefit to the Company was a strategic relationship with a joint venture partner, in addition to cash. For a young company like Sona to be partnered with a company the size of Shuffle Master, a leader in its market, is significant. The relationship with Shuffle Master gives the Company access to what it believes is a very large and lucrative market.

Same Class of Securities

Shuffle Master purchased 2,307,693 common stock and warrants to purchase 1,200,000 shares of common stock. Of the remaining 6,467,6357 shares of common stock covered by the Registration Statement, 3,848,700 of them were a result of the conversion of the Company’s Series B Convertible Preferred Stock and 1,985,737 were the result of the conversion of the Company’s Series A Convertible Preferred Stock in November 2005. In other words, most of the selling securityholders had initially purchased or acquired convertible preferred stock rather than common stock. Whether the same class of securities is offered is seemingly self-evident. While an offer of a security immediately convertible at the option of the holder into common stock is generally considered an offer of the underlying security, Section 2(3) of the Securities Act, in defining ‘‘sale,’’ provides that ‘‘the issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right to convert

[4]	See Black Box, Inc., SEC No-Action Letter (June 26, 1990) ("Black Box").

[5]	Verticom Inc., SEC No-Action Letter (Feb. 12, 1986).

[6]	In the Aircraft Carrier Release, the SEC proposed a number of Amendments to Rule 152, including a proposal to amend the rule to provide that if the private offering is completed before the registration statement is filed, the private offering would not be integrated with the registered offering regardless of the length of time between the two offerings. In the adopting release for Rule 155, the SEC specifically noted that having not adopted this proposal, its interpretations as to when a private offering is deemed completed would be unaffected.

[7]	Even though the Registration Statement reflects 10,001,328 shares, the correct number is 9,975,328. This will be reflected in the next filing.

such security into another security of the same issuer . . . which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security.’’ The Company’s Series A and Series B Convertible Stock was only convertable into Common Stock once the Company had increased its authorized capital.

In two no-action letters involving the DeLorean Motor Company, the SEC agreed that a private placement commenced while the registered offering was in progress need not be integrated with the registered offerings.8 In both instances, the purpose of the company's registered offerings was to establish new car dealerships. In the earlier DeLorean letter, the purpose of the private placement was to allow an entertainment personality to acquire shares in the company. In the second DeLorean letter, the private placement was of limited partnership interests to develop a particular automobile in the United States. In both instances, the company used the five-factor test to argue that the public and private offerings should not be integrated because the offerings were not part of a single plan of financing, the consideration received was different, and the offerings had different long-term purposes. The staff of the SEC agreed with the company's position in both cases.

Black Box

Beyond the traditional five-factor test and safe harbors, the SEC has taken a position which is increasingly relied on in the new economy where the markets are less than predictable but the need for cash to finance operating losses is highly predictable. The staff of the SEC has issued two significant no-action letters concerning the integration of a simultaneous public offering and private placement: Black Box, Inc., SEC No-Action Letter (June 26, 1990) (‘‘Black Box’’) and Squadron, Ellenoff, Pleasant & Lehrer, SEC No-Action Letter (February 28, 1992) (‘‘Squadron’’).

In Black Box, the company, in serious financial distress, sought to refinance its debt, amend the terms of its outstanding preferred stock and recapitalize its capital structure through a series of related transactions that involved a number of private placements and registered offerings, pursuant to a recapitalization agreement. The closing date for the recapitalization agreement was to be the date the company would consummate its initial public offering.9 In addition, the company intended to raise additional capital by issuing convertible debentures to new investors.

The SEC agreed that, for policy reasons, the issuer's private placement of convertible debentures to new investors subsequent to the filing of the registration statement covering the company's proposed public common stock offering need not be integrated with the registered public offering. The Staff in Squadron clarified the ‘‘policy position’’ by stating that ‘‘[Black Box] was a policy position taken primarily in consideration of the nature and number of the offerees, and not based on the financial condition of the company.’’10

Black Box indicated in its request for no-action relief that the convertible debentures would be offered to a limited number of investors, that is, (a) 35 or fewer purchasers, consisting of ‘‘qualified institutional buyers’’ (with the meaning of such term under Rule 144A of the Securities Act) and no more than three participating institutional accredited investors (‘‘accredited investors’’ that are institutions, as defined in paragraphs (a)(1), (2), (3), (7) or (8) of Rule 501 under the Securities Act) or (b) not more than

[8]	DeLorean Motor Co., SEC No-Action Letter, (Dec. 30, 1977); DeLorean Motor Co., SEC No-Action Letter, (Sept. 15, 1977).

[9]	It is interesting to note that with respect to the securities to be issued to existing security holders in private transactions pursuant to the recapitalization agreement, the staff of the SEC extended its analysis of Rule 152 to find the rule available even though the transaction would not have been completed until consummation of the public offering. The staff of the SEC found that where the purchasers are obligated to complete the transaction subject only to satisfaction of specified conditions that are not within their control, Rule 152 is still available. It noted that the renegotiation of the terms or the agreement to add additional terms might constitute a new offering rendering the staff's view as to Rule 152 inapplicable.

[10]	See Squadron, supra note 5.

four purchasers, all of which are institutional accredited investors, plus up to three institutional noteholders that had signed the recapitalization agreement. In making its determination, the staff of the SEC assumed that the company's convertible debenture transaction was otherwise a valid private placement, based on the company's representations to that effect.

In clarifying the Black Box position in the Squadron letter, the Staff stated that because Black Box relied on a policy position, it must be narrowly construed. The position is limited to unregistered offerings made to qualified institutional buyers for purposes of Rule 144A and no more than two or three large institutional accredited investors. In addition, in Squadron, the Staff reiterated its position that an offering of a class of securities and an offering of a class of securities convertible into that class have been treated historically as an offering of the underlying security for purposes of integration.

Conclusion

Based on the foregoing, the Company believes that there is ample authority to support the position that the issuance and sale of its stock and warrants to Shuffle Master was exempt from the registration requirements of the Act under Section 4(2) and Rule 152. The Company further believed, that since the Shuffle Master transaction was a valid ‘‘private placement’’ it could include those securities in the pending Registration Statement. This belief was based on the following:

Once you accept the principle, articulated in Black Box, that an issuer can sell securities to an institutional accredited investor during the pendancy of a registration statement, it seems reasonable that the resale of those securities could then be included in the same registration statement. There is no question that the Company could have filed a second registration statement to cover Shuffle Master’s shares. Wouldn’t it be exalting form over substance to require that rather than to merely allow it to include those shares in the Registration Statement?

The Company has neither distributed preliminary prospectuses nor made any press release announcing the filing of the Registration Statement. Accordingly, it is hard to argue that the Company has been actively soliciting or marketing its securities.

Shuffle Master paid for the securities and took possession of the securities, which are legended. That means it has real risk — both in economic terms and in connection with the registration.

The current situation analogous to a private placement during the pendancy of a ‘‘shelf’’ registration or a PIPE (private investment, public equity) transaction involving a procedure in which investors agree to purchase securities in a private offering conditioned on those securities being registered for resale prior to consummation of the private transaction.

Once you have reviewed this letter I would like to discuss with you what other steps, if any, are necessary to address your concerns.

Very truly yours,
/s/ JOEL J. GOLDSCHMIDT
Joel J. Goldschmidt

cc: Rebekah Toton